Exhibit 99.11

NICE Enlighten AI Receives 2022 CUSTOMER Magazine Innovation Award
For Setting the Standard in Customer Experience

Enlighten AI for CSAT is honored for improving customer service technology through all channels

Hoboken, N.J., December 27, 2022 – NICE (Nasdaq: NICE) today announced that TMC, a global, integrated media company, and CUSTOMER Magazine has named NICE Enlighten AI for Customer Satisfaction as a 2022 award winner for Customer Experience Innovation. The 2022 Customer Experience Innovation Award recognizes best-in-class companies setting the standard in delivering exceptional customer experiences through all channels.

Enlighten AI for Customer Satisfaction (CSAT) is NICE’s industry leading Machine Learning and Artificial Intelligence (AI) ‘out-of-the-box’ solution that drives exceptional customer experiences by consistently and objectively scoring the agent behaviors that positively impact customer satisfaction, in real-time.

Traditional, manual interaction assessments of agent performance are time consuming, subjective and rely on a small random sample size that isn’t representative of an agent’s overall performance. Enlighten AI for CSAT removes the burden and subjectivity of manual evaluations by automatically analyzing every moment of every interaction, whether they happen across digital or voice channels. Measuring and improving upon agent soft-skills behaviors – such as showing empathy, demonstrating ownership, acknowledging loyalty – have been proven to directly influence customer satisfaction.

By automating scoring of agent soft skills on 100% of interactions and empowering agents with performance dashboards and the opportunity to self-correct, Enlighten AI offers a more objective standard to process. Supervisor dashboards allow supervisors to monitor team performance; see who is struggling and provide targeted coaching in minutes. Furthermore, Enlighten AI captures the customer data from each interaction and then operationalizes these customer insights, accelerating action, and turning customer service into a real competitive differentiator.

"NICE is laser-focused on innovating new AI-driven technologies to enhance contact center performance and help businesses deliver exceptional CX," said Barry Cooper, President, CX Division, NICE. "Enlighten AI for Customer Satisfaction is the proud result of years of R&D and access to the world’s largest interaction dataset across industries. This solution provides our customers with AI-driven insights and analysis of the behaviors that create improved experiences for their own customers, and therefore provides a competitive advantage.”

“Congratulations to NICE for receiving a 2022 Customer Experience Innovation Award. NICE was selected for setting the standard in delivering world-class customer experiences across all channels,” said Rich Tehrani, CEO, TMC. “We’re pleased to recognize this achievement and look to continued innovation from NICE in 2023 and beyond.”

To learn how organizations are delivering exceptional CX by improving agent behaviors, please visit our website for videos, demos, and expert articles: www.nice.com/enlighten-ai.

About CUSTOMER
Since 1982, CUSTOMER magazine (formerly Customer Interaction Solutions) has been the voice of the customer experience, call/contact center, CRM and teleservices industries. CUSTOMER has helped the industry germinate, grow, mature and prosper, and has served as the leading publication in helping these industries that have had such a positive impact on the world economy to continue to thrive. Through a combination of outstanding and cutting-edge original editorial, industry voices, in-depth lab reviews and the recognition of the innovative leaders in management and technology through our highly valued awards, CUSTOMER strives to continue to be the publication that holds the quality bar high for the industry.  Please visit http://www.customer.tmcnet.com.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, +1 646 408 5896, cindy.morgan-olson@niceactimize.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.